Filed by Apricus Biosciences, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Apricus Biosciences, Inc. (SEC File No. 000-22245)
Commission File No. for the Related Registration Statement: 333-227166

**** IMPORTANT REMINDER ****

Dear Apricus Biosciences, Inc. Stockholder:

By now, you should have received your proxy material for the 2018 Apricus Biosciences, Inc.’s Special Meeting, which is scheduled to be held on December 14, 2018.  You are receiving this reminder letter because your votes were not yet processed at the time that this letter was mailed.  If you have already voted, we would like to thank you for your vote.

Your vote is extremely important.  PLEASE CAST YOUR VOTE TODAY.  The fastest and easiest way to vote is by telephone or over the Internet.  Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter.  Alternatively, you may sign and return the enclosed voting form in the envelope provided.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

Your Board recommends that you vote “FOR” ALL proposals. Even if you plan on attending the meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.
****PLEASE VOTE TODAY****

If you sign and return the enclosed voting form without indicating a different choice your shares will be voted as recommended by your Board of Directors.

If you have questions or need help voting your shares, please call our proxy solicitation firm, Morrow Sodali LLC at 1-877-787-9239.

Thank you for your investment in Apricus Biosciences, Inc. and for taking the time to vote your shares.

Sincerely,

Richard W. Pascoe
Chief Executive Officer

APRICUS BIOSCIENCES BE THE VOTE THAT COUNTS VOTE BEFORE DECEMBER 13, 2018.